11021981

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 06 2011
08 REGISTRATIONS BRANCH

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# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/2010** (MM/DD/YY) AND ENDING **12/31/2010** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**Meadowvale Advisors LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**152 W 57th St. Floor 14**
(No. and Street)

| **New York** | **NY** | **10019** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Ken Myers** **646-873-6272**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Malone Bailey, LLP**
(Name – *if individual, state last, first, middle name*)

| **15 Maiden Lane Suite 1003** | **New York** | **NY** | **10038** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, **Christopher J. Matchett**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Meadowvale Advisors LLC**, as of **December 31**, 20 **10**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

**CEO**

Title

Notary Public

LOLITA EDWARDS
Notary Public, State of New York
No 01ED6048870
Qualified in Kings County
Commission Expires October 2, 2014

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# MEADOWVALE ADVISORS, LLC

## Statement of Financial Condition

## December 31, 2010

**MEADOWVALE ADVISORS, LLC.**
December 31, 2010

## TABLE OF CONTENTS

maloneBailey LLP
CERTIFIED PUBLIC ACCOUNTING FIRM

# INDEPENDENT AUDITORS' REPORT

To the Members of
Meadowvale Advisors, LLC
New York, New York

We have audited the accompanying statement of assets, liabilities and members' equity of Meadowvale Advisors, LLC (the "Company") as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Meadowvale Advisors, LLC at December 31, 2010 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

MaloneBailey, LLP
New York, New York
April 1, 2011

10350 Richmond Avenue, Suite 800 · Houston, Texas 77042 · 713.343.4200
15 Maiden Lane, Suite 1002 · New York, New York 10038 · 212.406.7272
Coastal City (West Tower), Hai De San Dao #1502 · Nanshan District, Shenzhen P.R. China 518054 · 86.755.8627.8690
www.malonebailey.com

**MEADOWVALE ADVISORS, LLC**

**STATEMENT OF ASSETS, LIABILITIES AND MEMBERS' EQUITY**

**DECEMBER 31, 2010**

| | | |
|---|---|---|
| ASSETS | | |
| Cash | $ | 24,743 |
| Due from clearing broker | | 27,449 |
| Due from broker dealer | | 26,280 |
| Prepaid expenses | | 2,012 |
| TOTAL ASSETS | $ | 80,484 |
| LIABILITIES AND MEMBERS' EQUITY | | |
| LIABILITIES | | |
| Accounts payable and accrued expenses | $ | 12,030 |
| TOTAL LIABILITIES | | 12,030 |
| Members' equity | | 68,454 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ | 80,484 |

**The accompanying notes are an integral part of these financial statements.**

**MEADOWVALE ADVISORS, LLC**
**NOTES TO THE FINANCIAL STATEMENTS**
**DECEMBER 31, 2010**

## NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

### Organization

Meadowvale Advisors, LLC (formerly Matchett Capital, LLC) (the "Company"), was formed as a New York limited liability company on September 7, 2006, is registered as a broker-dealer with the Securities and Exchange Commission and became a member of the Financial Industry Regulatory Authority on May 7, 2007.

### Nature of Business

The Company earns commission income by referring customers to another broker-dealer. The Company also earns fees from doing private placements of securities on a best efforts basis.

## NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

### Revenue Recognition

Commissions earned on business directed to AVM, L.P. are recorded as they are earned. Private placement fee income is recorded upon the closing of each deal.

### Recent Accounting Pronouncements

The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations.

## NOTE 3- FAIR VALUE OF INVESTMENTS

Fair Value Measurements

Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction cost. Fair value measurement under generally accepted accounting principles provides for the use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2: Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3: Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

The Company has no assets or liabilities that are measured at fair value on a recurring basis.

## NOTE 4- INCOME TAXES

No provisions for federal and state income taxes are made in the financial statements as the Company is established as a limited liability company and these taxes are the responsibility of the members.

## NOTE 5- NET CAPITAL REQUIREMENTS

The Company is a member of the Financial Industry Regulatory Authority and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company's net capital was $40,162 which was $35,162 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.2995 to 1.

## NOTE 7- SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 1, 2011, the date that its financial statements were ready to be issued. The Company believes that there are no subsequent events requiring further disclosure.